NEWS RELEASE

Birch Mountain Releases Independent Updated Hammerstone
NI 43-101 Technical Report

CALGARY, August 2, 2006 - Birch Mountain Resources Ltd. ("Birch Mountain" or the "Company") (BMD:TSXV and AMEX) has released an independent National Instrument 43-101 ("NI 43-101") technical report (the "2006 Technical Report") on the Hammerstone prefeasibility update study conducted by AMEC Americas Limited ("AMEC") and the concurrent valuation study by AMEC reported in the news release dated June 26, 2006. The 2006 Technical Report supercedes and replaces the NI 43-101 technical report released in March 24, 2005 (the "2005 Technical Report"). The 2006 Technical Report will be available on-line at www.sedar.com and www.sec.gov.

HIGHLIGHTS

  Market demand for Hammerstone limestone products is driven by the growth of the oil sands industry. CERI has forecasted bitumen supply growth to 2070.

  Part of the value uplift over the 2005 prefeasibility study is provided by additional quicklime and reagent limestone sales to capture sulphur in the combustion of alternative fuels by the oil sands industry. Using assumptions documented in the 2006 Technical Report, by 2020 alternative fuels are projected to supply just over 40% of the oil sands industry's requirements for fuel, power and hydrogen. About half of the alternative fuel utilization is projected to consume limestone and/or quicklime for desulphurization.

  The updated Hammerstone limestone reserves, which are sufficient to meet projected sales to 2060, are 1.0 billion tonnes (net of mining losses), with 460 million tonnes ("Mt") of proven limestone reserves and 539 Mt of probable limestone reserves.

  The discounted cash flow net present value ("NPV") of Hammerstone in constant 2006 dollars, using a discount rate of 7.5%, is C$1,669 million on a pre-tax basis and C$1,099 million on an after-tax basis. The internal rate of return ("IRR") after tax is 31.2% and the payback period is estimated to be 5.9 years from January 2006. All operating and capital costs are deducted from revenues in calculating the annual cash flows used to arrive at NPV.

  Initial development capital required prior to 2013 to construct the Hammerstone quarry and aggregate plant, the first activation and the first two calcining kilns, and the first hydrating plant, is estimated to be C$276 million. The valuation (NPV) takes into account capital spending estimates totalling C$577 million, plus C$443 million in sustaining capital over the life of the project to 2060.

The results of the prefeasibility update study and valuation report were included in Birch Mountain's prior news release of June 26, 2006, and full details are provided in the 2006 Technical Report. The valuation results reported in the 2006 Technical Report and presented here are slightly higher than those reported in the prior news release because a review of activation plant capacity requirements demonstrated that the construction start for the second activation plant could be delayed until 2013. The new valuation is shown in the following table.

Hammerstone Project NPV and IRR from the 2006 Technical Report.

Discount Rate:		0%	2.5%	5%	7.5%	10%	15%
Pre-tax NPV	(C$)	12,891	5,874	2,987	1,669	1,005	424
Pre-tax IRR	(%)	36.3%
After-tax NPV	(C$)	8,613	3,913	1,981	1,099	655	266
After-tax IRR	(%)	31.2%

The 2006 Technical Report was authored by independent qualified persons Ross Griffiths P.Eng., Principal Geologist, Mining, and Donald Doe P. Eng., Technical Director, Mining, AMEC Mining & Metals, Calgary, Dr. Michael Samis Ph.D., P.Eng., Director of Financial Services, AMEC Mining & Metals, Oakville, Ontario, and John Macfadyen P.Eng., President, Phoenix Process Engineering, Inc. ("Phoenix"), St. Peters, Missouri. The prefeasibility update study and 2006 Technical Report incorporate contributions from other AMEC and Phoenix personnel, the Canadian Energy Research Institute ("CERI"), Dr. Graham A. Davis of the Colorado School of Mines, Norwest Corporation ("Norwest"), and Birch Mountain. Birch Mountain has also incorporated information from EnviroSolv Energy LLC ("EnviroSolv").

SUMMARY OF MARKET DEMAND AND PRODUCT SALES DETERMINATION

Oil Sands Industry Growth and Demand

  Market demand for Hammerstone products, including aggregates, lime (quicklime and hydrated lime) and reagent limestone, is driven by the growth of Alberta's oil sands industry.

  CERI, working with Professor Davis, produced an oil sands bitumen supply forecast to 2070. World crude oil price uncertainties were considered, and risked future forecasts were provided for bitumen production and construction in the Alberta oil sands.

  Norwest Corporation analyzed the demand for limestone and limestone-derived products in oil sands construction projects and bitumen production operations.

AGGREGATE PRODUCTS DEMAND AND SALES FORECASTS

Aggregate Demand

  Aggregates are required in the construction and production phases of oil sands projects. Using their extensive experience in the oil sands industry, Norwest independently determined the aggregate demand volumes for the construction and production phases using published project descriptions, historical usage and engineering design calculations.

  Published information indicates that in 2004, 81 million tonnes of road aggregates and 2 million tonnes of concrete rock remained in the region for oil sands construction and operations. For the same year, oil sands demand for aggregate products was estimated to be 10.7 million tonnes annually.

  Demand for aggregate products for regional infrastructure and municipal construction is estimated to be 10% of the oil sands industry demand.

  Total aggregate demand is now projected to be 15 million tonnes in 2006, rising to over 30 million tonnes per year by 2060. Cumulative aggregate demand to 2060 is projected to be 1.3 billion tonnes.

Aggregate Market Share and Sales Projections

  Market share projections for most aggregate products have been reduced from those used in the 2005 pre-feasibility report.

  Birch has taken a conservative approach to market share and sales volumes. For construction and base aggregates, Birch's projected sales represent approximately 2/3 of total market demand to 2060, recognizing that in excess of 400 million tonnes of aggregate will need to be supplied from existing or undiscovered non-Hammerstone sources.

  Concrete rock is essentially exhausted in the region. For this reason, Birch is projecting supplying 100% of this relatively small market segment.

REAGENT PRODUCTS DEMAND AND SALES FORECASTS

  Lime and reagent limestone demand is generated during the bitumen production phase; there is no demand from the oil sands construction phase.

Natural Gas and Alternative Fuels Utilization by the Oil Sands Industry

  The oil sands industry is a large consumer of natural gas, used for fuel to produce thermal and electrical energy and for reforming to produce the hydrogen used in upgrading bitumen to synthetic crude oil. The projected growth of the oil sands industry means, "The historical dependence on abundant and inexpensive natural gas, for fuel and the generation of hydrogen, must change. With or without a third development wave beyond 2012, the industry will need to encourage the further development of options to use bitumen based products, or alternatives such as coal." (Alberta Chamber of Resources, Oil Sands Technology Roadmap, 2004).

  Alternative fuels such as bitumen, petroleum coke, asphaltenes and coal, are available in the region to the oil sands operators. These alternative fuels contain sulphur that must be captured for the producers to operate within their licensed

  To determine demand for quicklime and reagent limestone associated with utilizing alternative fuels, it is first necessary to consider: a) the ultimate potential for alternative fuels utilization by the oil sands industry and b) the proportion of alternative fuels utilization that is likely to require quicklime and/or reagent limestone for sulphur emissions reduction.

  Published information and discussions with knowledgeable individuals in government and industry point to future natural gas supply concerns (particularly around future prices and competition for clean-burning natural gas), leading to a gradual increase in alternative fuels utilization.

  Using the assumptions documented in the 2006 Technical Report, alternative fuels use is projected to increase from less than 10% today, to where, in 25 years, an estimated 80% of new (incremental, year-on-year) energy requirements are met by alternative fuels. No retrofitting of existing operations has been considered, although some retrofitting will likely be implemented.

Quicklime and Reagent Limestone Demand for Desulphurization

  The 2005 Hammerstone Pre-feasibility Report contained demand factors for quicklime used as a reagent to capture sulphur in flue gas desulphurization (FGD) processes associated with synthetic crude oil production.

  The 2006 Technical Report contains new demand factors for quicklime and reagent limestone used by the oil sands industry to capture sulphur in the combustion of alternative fuels.

  Consumption of natural gas, per barrel of bitumen produced, by mining/extraction operations, in-situ recovery projects and bitumen upgrading operations is known from published information. The volumes of alternative fuels required to produce the same energy input per barrel of bitumen were determined using their published energy contents.

  The sulphur contents of alternative fuels are known and the demand factors for the quicklime and/or reagent limestone that must be used to capture sulphur in alternative fuel combustion processes, typically involving fluidized bed combustion (FBC) and/or FGD, were determined using chemical and process engineering calculations.

  Integrated oil sands operators may choose to install large scale alternative fuel gasification systems to produce hydrogen in addition to thermal and electrical energy, which may or may not need quicklime/reagent limestone for sulphur capture. The report assumes that only about half of the alternative fuel growth will require quicklime and/or reagent limestone for sulphur capture.

  Based on the assumptions documented in the 2006 Technical Report, by 2020 43% of the oil sands industry's energy requirements for fuel, power and hydrogen are projected to be met by alternative fuels, increasing to about 50% in 2030 and 67% by 2070. Technologies requiring quicklime and reagent limestone for sulphur capture are projected to be used for about half of the alternative fuel combustion.

Quicklime and Reagent Limestone Market Share and Sales Forecasts

  Competing sources of limestone and quicklime are available in Southern Alberta, B.C., Manitoba and Montana and may be shipped into the oil sands region by truck or train. AMEC estimates the cost for rail transport is C$0.09 per tonne-kilometre and Norwest estimates the cost for truck transport is C$0.12 per tonne-kilometre.

  Considering the cost of transporting competing products from Southern Alberta or further afield, distance weighting factors were used to set the market share estimates (90% for North Athabasca, 80% for South Athabasca and 50% for Cold Lake) used to convert demand projections into sales forecasts.

Hydrated Lime Demand for Water Treatment

  Hydrated lime is used to treat boiler-feed-waters for generating steam, which is used for in-situ bitumen recovery, surface mining extraction and bitumen upgrading.

  Demand factors for hydrated lime for water treatment are the same or lower than those used in the 2005 pre-feasibility report.

Hydrated Lime Market Share and Sales Projections

  Considering the cost of transporting competing products from Southern Alberta and further afield, distance weighting factors were used to set the market share estimates (95% for North Athabasca, 85% for South Athabasca and 60% for Cold Lake) used to convert demand projections into sales forecasts.

Quarry Plan and Schedule Considerations

  Having established Hammerstone products sales forecasts, AMEC developed the quarry plan and schedule to finalize the volumes to be quarried, the losses, and the sequencing of the various products from the limestone units in the quarry. In some years, the quarry plan limits the final product sales volumes.

Cash flow analysis and valuation

  AMEC incorporated the final product sales volumes, together with the product prices recommended by Norwest and the capital and operating costs, into the cash flow analysis used to determine the Hammerstone valuation.

TECHNICAL RESOURCES

AMEC is an international project management and services company that designs, delivers and supports infrastructure assets for customers worldwide across the public and private sectors.

AMEC employs about 44,000 people in more than 40 countries, generating annual turnover of around C$11 billion.

CERI is an independent, not-for-profit research organization, committed to excellence in the analysis of energy economics and related environmental issues in the producing, transporting, and consuming sectors. CERI was founded in 1975 and has produced more than 100 major research studies as well as numerous smaller works and monographs for all levels of government and industry, both nationally and internationally.

Graham A. Davis is Professor of Economics and Business at the Colorado School of Mines in Golden, Colorado. He holds a Ph.D. in Mineral Economics, an MBA, and a B.Sc in Metallurgical Engineering. His areas of expertise are project valuation under uncertainty and the economics of mineral and energy markets.

Phoenix is a multidisciplinary engineering firm in suburban St. Louis, Missouri, US, providing engineering services to the lime, Portland cement and industrial minerals industries on a world-wide basis. Phoenix has more than 40 years of engineering expertise in raw materials studies, process engineering, feasibility studies, preliminary engineering, detailed engineering design of production facilities and other services.

Norwest is an internationally recognized consultancy serving the mining, quarrying, oil and gas industries. With major offices in Canada and the US, Norwest provides an array of services, from exploration to marketing, to assist mineral producers, banks, government institutions, and consumers of mineral products.

EnviroSolv of Terrace Park, Ohio, is a private company with a highly technical professional team specializing in providing environmentally-friendly solutions to its power and industrial clients. The technical team has assisted in developing more than 50 patents focused on environmental emissions and currently the EnviroSolv team is developing advanced environmental applications for the fossil fuel and natural gas industries.

Hugh J. Abercrombie, Ph.D., P.Geol., Vice President, Exploration, is identified as Birch Mountain's qualified person for this news release.

FOR FURTHER INFORMATION, PLEASE CONTACT: Douglas Rowe, President & CEO, or Derrick Kershaw, Senior Vice President, Birch Mountain Resources Ltd. Tel 403.262.1838 Fax 403.263.9888 www.birchmountain.com; or, Steve Chizzik, Regional Vice President, Equity Communications LLC, Tel 908.688.9111, Fax 908.686.9111, E-mail: Chizz1@comcast.com

Forward Looking Statements: This news release contains certain forward-looking statements. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization, resources and reserves, exploration results, research and development results, and the future plans and objectives of Birch Mountain are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Birch Mountain's expectations are disclosed elsewhere in documents that are available to the public at www.sedar.com and www.sec.gov.

Cautionary Note to US Investors: The terms "reserve", "proven reserve" and "probable reserve" used in this news release are defined in accordance with NI 43-101, "Standards of Disclosure for Mineral Projects", under the guidelines set out by the CIM in, "Standards on Mineral Resources and Mineral Reserves", adopted by the CIM Council on August 20, 2000. In the US, Securities and Exchange Commission ("SEC") Industry Guide 7 defines a mineral reserve as, "That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination." According to interpretations by SEC staff of mining industry disclosure standards, such terms may not be used by SEC registrants unless the registrant has completed a "bankable" feasibility study and all applicable permits are in place or expected imminently. US investors are cautioned not to place undue reliance on disclosure that is not issued in accordance with SEC regulations.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.